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                                Exhibit 4(a)

                 ACTMEDIA STOCK APPRECIATION RIGHTS PLAN OF 1990

ARTICLE I.  GENERAL PROVISIONS

   SECTION 1.   PURPOSES.   The ACTMEDIA STOCK APPRECIATION RIGHTS PLAN OF 1990
("Plan") is designed to attract and retain for the Company personnel of exceptional ability; to motivate such personnel through added incentives to make a maximum contribution to greater profitability; to develop and maintain a highly competent management team; and to be competitive with other in-store advertising or other media companies in the executive compensation area.

   SECTION 2.   DEFINITIONS.   Except where the context otherwise indicates, the
following definitions apply:

     "Base Value" means the value per Unit on the date of the grant of a SAR with respect to a Unit, as such value is determined by the Committee pursuant to Article II, Section 3(d). As on January 1, 1990, the Base Value per Unit is $9.70.

     "Board" means Board of Directors of Heritage Media Corporation.

     "Committee" means a Committee of Jim Hoak, David Walthall and Jeff Curtiss or any successor committee, such committee consisting of three or more members of the Board as may be appointed by the Board to administer this Plan, or such other body (whether or not consisting of members of the Board) to whom the committee or other Board committee may delegate its powers (or a part thereof) to administer this Plan.

     "Company" means Actmedia, Inc.

     "Eligible Participant" means any officer or other salaried employee of the Company.

     "SAR" shall mean a right granted pursuant to this Plan to receive the difference between the Base Value and Surrender Value of a Unit.

     "Participant" means an Eligible Participant to whom an SAR has been granted.

     "Phantom Unit" or "Unit" means a unit of value reflecting the fair market value of the aggregate common share equity


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     in the Company created solely for purposes of calculating payments to be made to Participants under this Plan. Phantom Units or Units are not securities and neither the grant nor vesting of an SAR with respect to such Phantom Units or Units will entitle a Participant to any rights except the right to receive appreciation in the value of such Phantom Units, if any, and to the extent as provided in this Plan.

     "Published" means that the notification to Participants required by Article II, Section 3(c).

     "Surrender Value" means the value per Unit as of December 31, 1994 with respect to such Unit, as such Value is determined by the Committee pursuant to Article II, Section 3(d).

     "Termination of Employment" means the discontinuance of employment of a Participant for any reason.

SECTION 3.   ADMINISTRATION.

   (a) This Plan shall be administered by the Committee, which shall have the right to interpret this Plan and to select the persons who are to receive SARs under this Plan, including, without limitation, the determination of the number of Units to be subject to and the form, terms, conditions and duration of each SAR. All acts and decisions of the Committee with respect to any questions arising in connection with the administration and interpretation of this Plan, including the severability of any and all of the provisions hereof, shall be conclusive, final and binding upon all Participants.

   (b) The Committee may adopt and amend, from time to time, rules and regulations of general application for the administration of this Plan, including terms and conditions related to the grant and vesting of SARs.

   (c) Without limiting the foregoing (and notwithstanding any other provisions of this Plan), the Committee is authorized to take such action as it determines to be necessary or advisable, and fair and equitable to participants, with respect to SARs or Units, in the event of: a cash dividend paid by the Company, a merger of the Company with, consolidation of the Company into, or the acquisition of the Company by, another corporation; a sale or transfer of all or any significant part of the assets of the Company to another corporation or any other person or entity; a recapitalization of the Company, issuance or

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       sale of stock of the Company; or other reorganization in which the
       Company will not survive as a separate corporation. Such action may include (but shall not be limited to) revising the number of Phantom Units subject to the Plan and/or outstanding SARs, revising valuations, including Base Value, or establishing, amending or waiving the forms, terms, conditions and duration of SARs or Units so as to provide for earlier, later, extended or additional times for unit valuations, SAR vesting or payment, differing methods for calculating payments, alternate forms and amounts of payment, or other modifications. The Committee may take such actions pursuant to this Section 3 by adopting rules and regulations of general applicability to all Participants or to certain categories of Participants, by including, amending or waiving terms and conditions in SAR grants, or by taking action with respect to individual Participants. The Committee may take such actions as part of the grants or before or after the public announcement of any such dividend, merger, consolidation, recapitalization, acquisition, sale or transfer of assets, issuance or sale of shares or other reorganization.

ARTICLE II.   PLAN

   SECTION 1.   PHANTOM UNITS.

   (a) Solely for purposes of valuations under this Plan, there shall be deemed to be a total of 10,000,000 Phantom Units outstanding at all times (subject to any contrary determination pursuant to Article I, Section 3
       (c)), whether or not SARs for the full amount thereof have been issued hereunder.

   (b) The total number of Units for which SARs may be granted under this Plan shall not exceed 200,000 Units; provided that, Units as to which SARs have lapsed unvested shall not be counted against such total number.

SECTION 2.   TERMS OF SARS.

   (a) Each SAR shall be granted subject to such terms and conditions, if any, not inconsistent with this Plan, as shall be determined by the Committee, including any provisions as to continued employment as consideration for the grant or vesting of such SAR and any provisions which may be advisable to comply with applicable laws, regulations or rulings of any governmental authority. Unless otherwise provided at the time of any SAR grant and except as otherwise specifically provided in this Plan,

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       SAR shall only become vested in a Participant as follows:

                                         Percentage of Total SARs
        SAR Vesting Date                     Per Grant Vested
        ----------------                 ------------------------

   1.  On and after twenty-four (24)                 25%
       months from the SAR grant
       date
   2.  On and after thirty-six (36)                  50%
       months from the SAR grant
       date
   3.  On and after forty-eight (48)                 75%
       months from the SAR grant
       date
   4.  On December 31, 1994                         100%


Provided that continuous employment of the Participant by the Company has been maintained during the applicable vesting period.

   (b) An SAR shall not be transferable by the Participant otherwise than by will or by the laws of descent and distribution and shall be vested during the lifetime of the Participant only by him or her or by his or her guardian or legal representative.

   (c) In the event of Termination of Employment due to death or total and permanent disability (as determined by the Committee), all SARs granted more than thirty-six (36) months prior to such event shall, notwithstanding Article II, Section 2, become immediately vested.


SECTION 3.   CONDITIONS OF SARS.   The initial grant of SARS under this Plan
shall be made on January 1, 1990 and additional SARs may be granted to Eligible Participants at such time or times determined by the Committee, subject to the following terms and conditions (except as may be varied by the Committee pursuant to Article II, Section 2):

   (a) The Surrender Value of Units subject to SARs shall be determined by the Committee as soon as reasonably feasible after the fifth (5th) anniversary date of the initial SAR grant and such other dates as the Committee determines appropriate. The Committee may, in its sole discretion, calculate and publish non-binding estimated interim valuations and supply such estimates to Participants.

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   (b) The applicable Base Value shall be shown on the certificates or other documents issued at the time of the grant of each SARs, and notice of the Surrender Value shall be delivered to Participants promptly following determination by the Committee (but in no event later than fifteen (15) days following such determination), addressed to each Participant's last known residence as shown on the records of the Company.

   (c) Base Values and Surrender Values shall be determined based on the Committee's valuation of the common share equity in the Company, which in turn shall be based on such factors and methods as the Committee shall deem appropriate provided that the Committee acts in good faith to implement the intent of this Plan. Such factors and methods may, but need not, include use of appraisers, investment banker analyses or other independent sources, and may result in valuations different from those which would be obtained using book value, investment banker analyses, appraised value or other methods commonly used to value advertising and/or media companies. The decision of the Committee as to such valuations of the Company shall be final and binding on all Participants and the Company. The Committee need not make known its methods of valuation, nor need the Committee be consistent from valuation to valuation in the methods used. Each valuation of the common share equity value of the Company shall be divided by 10,000,000 to yield the per Unit Base Value or Surrender Value, as applicable, except to the extent adjusted pursuant to Article I, Section 3(c) hereof. Such valuations by the Committee shall take into account any income or other tax benefits or obligations which would be or would have been incurred by the Company if it were not consolidated with Heritage Media Corporation for tax purposes, but such valuation by the Committee shall not consider as an obligation of the Company any amounts potentially owed under this Plan.

   (d) After the Surrender Value is determined, the Participant shall be entitled to receive the amount, if any, by which the Surrender Value exceeds the Base Value of the Units subject to such Participant's vested SARs, less all applicable withholding taxes. Such amount shall be paid, at the Company's option, in cash or shares of Heritage Media Corporation Class "A" common stock provided that if the Company pays in stock, it shall undertake to use stock which is registered so the stock may be sold by the recipient thereof. If stock is so used, it shall be valued at a price equivalent to the closing price as reported on the American Stock Exchange on the last business day of 1994.

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   (f) Each SAR grant may include any other terms and conditions not inconsistent with this Plan, as determined by the Committee.


ARTICLE III.   GENERAL PROVISIONS

   SECTION 1. TRANSFER. No SAR shall be transferable except as provided for herein in the case of death. If any Participant makes such a transfer in violation hereof, any obligation of the Company with respect to such SAR shall forthwith terminate.


   SECTION 2. CONTINUED EMPLOYMENT. Nothing in this Plan or any booklet or other document describing or referring to this Plan shall be deemed to confer on any employee or Participant the right to continue in the employ of the Company or his or her employer or affect the right of the Company or his or her employer to terminate the employment of any such person with or without cause.


   SECTION 3. SEGREGATED FUND. Nothing contained herein shall require the Company, Heritage Media Corporation or any affiliated company, to segregate any monies from its general funds, or to create any trusts, or to make any special deposits for any immediate or deferred amounts payable to any Participant. Each Participant is (to the extent vested SAR value is created) a general unsecured creditor of the Company.


   SECTION 4. GOVERNING LAW. This Plan and all actions taken hereunder shall be governed by the laws of the State of Iowa.


   SECTION 5. WITHHOLDING. The Company may make such provisions and take such steps as it may deem necessary or appropriate for the withholding of any taxes which the Company is required by any law or regulation of any governmental authority, whether federal, state or local, domestic or foreign, to withhold in connection with the grant, vesting or payment of any SAR.


ARTICLE IV.   AMENDMENTS

The Company may from time to time amend this Plan, or discontinue this Plan or any provision thereof, provided that no amendment to this Plan shall, without the written consent of the Participant, adversely affect any SAR theretofore vested under this Plan.

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ARTICLE V.   MISCELLANEOUS

SECTION 1. EFFECTIVE DATE. The effective date of this Plan shall be January 1, 1990.


SECTION 2. OTHER PLANS. This Plan is not intended to and shall not preclude the establishment or operation by the Company of any thrift, savings and investment, achievement award, stock purchase, employee recognition or other benefit plan or arrangement for any employees and any such other plan may be authorized and payments made thereunder independently of this Plan.

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